UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTERFAC MINING INC.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

45866M109
(Cusip Number)

Shaun Edward Steckler
Box 314,Clavet, Saskatchewan S0K 0Y0,Canada
Telephone Number: (306)931-9908
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

September 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45866M109

1.     Names of Reporting Persons
       I.R.S. Identification Nos. of above persons (entities only):

       Shaun Edward Steckler

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [_]
(b)     [X]

3.     SEC Use Only:

4.     Source of Funds (See Instruction):     PF

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.     Citizenship or Place of Organization:  Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:          3,500,000  shares of common stock

8.     Shared Voting Power:        None

9.     Sole Dispositive Power:     3,500,000 shares of common stock

10.     Shared Dispositive Power:  None

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
        3,500,000 shares

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13.     Percent of Class Represented by Amount in Row (11):     60.87%

14.     Type of Reporting Person (See Instructions):            IN

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ITEM 1.     SECURITY AND ISSUER

The class of equity securities to which this Statement relates is shares of common stock with par value $0.001 the "Shares"), of Interfac Mining Inc., a Nevada corporation (the "Company").  The principal executive offices of the Company are located at Box 314,Clavet, Saskatchewan S0K 0Y0,Canada.

ITEM 2.     IDENTITY AND BACKGROUND

A.   Name of Person filing this Statement:  Shaun Edward Steckler (the "Holder")

B.   Residence or Business Address: Box 314,Clavet, Saskatchewan S0K 0Y0,Canada

C.   Present Principal Occupation and Employment: freight broker for Silver Pacific Investments International Ltd.

D.   The Holder has not been convicted in any criminal proceeding (excluding traffic  violations  or  similar  misdemeanors) during the last five years.

E.   The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there  was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.   Citizenship:  The Holder is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Holder acquired a total of 3,500,000 Shares for aggregate consideration of $3,500 pursuant to a share purchase agreement with the seller. The consideration was paid from the Holder’s personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

The Holder acquired the Shares for investment purposes.  Due to his position as President of the Company, he has a controlling interest in the Company.  Depending on market conditions and other factors, the Holder may acquire additional securities of the Company as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Company or otherwise.  The Holder also reserves the right to dispose of some or all of his Shares in the open market, in privately negotiated transactions to third parties or otherwise, provided such transactions are in compliance with applicable securities laws.

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As of the date hereof, except as described below, the Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any  existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the  Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the  acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming  eligible for termination of registration pursuant to Section 12(g)(4)  of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

A.   As of September 22,2008, the Holder holds beneficially the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock*
Common Stock	3,500,000	60.87%

* based on the Company’s current issued and outstanding capital of 5,750,000 shares of common stock

B.   The Holder has the sole power to vote or to direct the vote of the Shares he holds and has the sole power to dispose or to direct the disposition of the Shares she holds.

C.   The Holder acquired 3,500,000 Shares on September 10, 2008 in connection with a share purchase agreement at $0.001 per share.

D.   Not Applicable.

E.   Not Applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Holder and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 22, 2008

/s/ Shaun Edward Steckler
Signature

Shaun Edward Steckler, President
Name/Title

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